                                                                        2000 - 9

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                     20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

       For the period commencing August 15, 2000 through October 17, 2000

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                              (Name of registrant)

       Rembrandt Tower, Amstelplein 1, 1096 HA  Amsterdam, The Netherlands
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X          Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

         Yes                    No   X

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b); 82-           .

            Name and address of person authorized to receive notices
        and communications from the Securities and Exchange Commission:

                            Andrew D. Soussloff, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004

This report comprises a copy of the Quarterly Report of the Philips Group for the nine months ended September 30, 2000, dated October 17, 2000.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 17th day of October,
2000.

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                 /s/ C. Boonstra

                                   C. Boonstra
                           (President, Chairman of the
                              Board of Management)

                                /s/ J.H.M. Hommen

                                  J.H.M. Hommen
                           (Executive Vice-President,
                        Member of the Board of Management
                          and Chief Financial Officer)

Report on the performance of the Philips Group

Key performance data for the period ending September 30

in millions of euros (EUR) unless otherwise stated
the data included in this report are unaudited

3D QUARTERLY REPORT, OCTOBER 17, 2000

                                             3rd quarter   January to September
                                           2000     1999      2000         1999

Sales                                     9,371    7,744    26,855       21,879
  % nominal growth                           21        6        23            0
  % comparable growth                        11        6        12            3
Ebitda                                    1,521      801     3,893        2,496
Income from operations                      945      352     2,332        1,220
  as a % of sales                          10.1      4.5       8.7          5.6
Income from continuing operations         2,066      374     6,810        1,117
  per common share (in EUR) 1)             1.58     0.28      5.15         0.80
Cash flows before financing activities     (816)  (1,748)    1,895       (2,844)

Income from operations
  as a % of net oper. capital (RONA)                          27.4         16.4
Income from continuing operations
  as a % of stockh. equity (ROE)                              56.5         11.7
Net debt : group equity ratio                                 8:92        10:90
Number of employees                                        239,370      230,692

1)  Per share  data in this  report  are based on the  average  number of shares outstanding  after the 4-for-1  stock split which was  effected on April 14,
    2000; prior-year data have been restated accordingly.

The third quarter

o Income from continuing operations: EUR 2,066 million (EUR 1.58 per share)
o Nominal sales growth: 21% / Comparable sales growth: 11%
o Income from operations: EUR 945 million, 10.1% of sales
o Continued strong performance at Semiconductors, much improved results at
  Components
o Good performance across the sectors

The third quarter (continued)

Income from  continuing  operations in the third  quarter  amounted to EUR 2,066 million (EUR 1.58 per share) compared to EUR 374 million (EUR 0.28 per share) in the  corresponding  period of 1999.  Included in income is a non-recurring  book gain of EUR 491 million related to Philips' share of the increased  equity value of Taiwan Semiconductor  Manufacturing  Corporation (TSMC), following its merger with TASMC and WSMC, and a non-taxable  gain of EUR 681 million from the sale of a  portion  of  Philips'  shares  in JDS  Uniphase  (EUR 43  million  in  1999).
Furthermore,  a  number  of  incidental  items  were  included  in  income  from operations,  which on balance  came to a positive of EUR 123 million  after-tax.
Excluding the above items,  income from  continuing  operations  came to EUR 771 million (EUR 0.58 per share), compared with EUR 331 million (EUR 0.25 per share)
in the third quarter 1999,  mainly driven by higher  operational  performance of most product sectors.

Sales in the third quarter came to EUR 9,371 million,  a 21% nominal increase on the year  earlier  quarter.  Adjusted  for  exchange  rate  fluctuations  (10%), comparable sales growth came to 11%,  compared to 6% a year earlier.  The strong sales growth in the third quarter was driven by booming sales of Semiconductors, with sales for  Components,  Consumer  Electronics  and Domestic  Appliances and
Personal Care also ending  significantly  higher.  Sales in Lighting and Medical
Systems were virtually flat,  while Origin's sales were lower.  The sales growth in the third quarter was largely  attributable to Asia Pacific and Europe, where
Germany and Eastern Europe headed the strong  increase.  Sales in North America, on a comparable  basis,  were lower.  Price erosion in the third quarter was, at
5%,  substantially  lower  than  the 8% in the  corresponding  quarter  of 1999, reflecting the supply constraints in the semiconductor and consumer  electronics industries. Volume growth came to 16%.

Income  from  operations  in the third  quarter  was EUR 945  million  (10.1% of sales),  strongly  exceeding  the  EUR  352  million  (4.5%  of  sales)  of  the corresponding  quarter last year. Income included a EUR 309 million gain related to the sale of the Advanced Ceramics and Modules  (AC&M)  business,  charges relating to various restructurings (EUR 110 million),  especially at Components, and a EUR 45 million  provision  for the  jubilee  fund  (employee  rewards  for long-term  service with the Company).  Excluding these  incidental  items income improvement was EUR 440 million.

Financial income and expenses in the third quarter were EUR 649 million compared to EUR 7 million in the year earlier  period.  The net result on the sale of JDS
Uniphase shares in the quarter explains the variance.

Philips'  results  relating  to  unconsolidated  companies  amounted  to EUR 668 million in the  quarter,  versus EUR 99 million last year,  primarily  resulting from the previously  mentioned TSMC gain of EUR 491 million.  Disregarding  this gain, results from unconsolidated  companies still rose to EUR 177 million, from
EUR 99 million last year. TSMC's operational results contributed strongly to the
improvement,   coming  to  EUR  162  million,  which  included  EUR  20  million amortization of goodwill from the merger

with TASMC,  versus EUR 52 million in the year earlier  quarter.  As a result of the  aforementioned  merger,  as of July 1, 2000,  and for the next five  years,
Philips'  quarterly  results for TSMC will  include a EUR 20 million  charge for amortization of goodwill.  LG.Philips LCD Co.'s  contribution was EUR 61 million from EUR 65 million a year ago.

Minority  interests came to a loss of EUR 16 million compared with a loss of EUR
12 million last year, reflecting improved performance at FEI/Micrion.

Net income  amounted to EUR 2,066  million  (EUR 1.58 per share)  versus EUR 372 million (EUR 0.28 per share) a year ago.

The first nine months

Income from continuing operations in the first nine months amounted to EUR 6,810 million (EUR 5.15 per share), compared to EUR 1,117 million (EUR 0.80 per share)
in the corresponding  period of 1999. Included in income was a gain of EUR 2,595 million  related  to the sale of  approximately  70% of  Philips'  shares in ASM
Lithography  (ASML), a book gain of EUR 680 million related to Philips' share of the increased equity value of TSMC, following its merger with TASMC and WSMC and its issuance of American  Depository Receipts (ADR's), a non taxable gain of EUR
1,207  million  from the sale of a portion of the JDS  Uniphase  shares  (EUR 73 million  in  1999),  and a gain of EUR 121  million  resulting  from the swap of
Philips' equity in Beltone  Electronics Inc. into shares of GN Great Nordic A/S.
Income from  continuing  operations  in the first nine months of 1999 included a gain from the sale of Conventional Passive Components and restructuring charges, the  combined  effect of which  totaled a  positive  after-tax  amount of EUR 82 million.  Excluding these non-recurring items, income from continuing operations came to EUR 2,207  million,  which is EUR  1,245  million  above the  comparable income of last year.  The  improved  income  resulted  from  higher  operational performance,  especially in Semiconductors and Components, and increased results at  unconsolidated  companies,  TSMC in  particular,  partly  offset  by  higher financing costs.

Sales in the first nine months  were EUR 26,855  million,  nominally  23% higher than last year.  Adjusted for  consolidation  changes  (1%) and  exchange  rates
(10%),  comparable  sales  growth  came to  12%,  compared  with  3% last  year.
Components and Semiconductors achieved above average sales growth. Price erosion was at 5%,  considerably  lower than the 8% in the year earlier  period.  Volume growth was 18% versus 11% a year ago.  Geographically,  sales growth accelerated in Europe, Asia Pacific and Latin America.

Income from  operations  amounted to EUR 2,332 million  (8.7% of sales),  almost doubling  the EUR  1,220  million  (5.6%  of  sales)  recorded  last  year.  The improvement  was  largely  due to the  higher  volume  of  activities,  improved efficiency  and cost  controls,  and lower price  erosion.  Income  included the previously  mentioned  EUR 309 million  gain related to the sale of the AC&M business,  and reduced pension costs of EUR 265 million.  Income from operations in the first nine months of 1999 included the EUR 169 million gain from the sale of Conventional Passive Components.

The RONA ratio amounted to 27.4%,  compared to 16.4% in the year earlier period.
Almost  all  product  sectors  recorded  positive  income  developments,  led by
Semiconductors and Components.

Financial  income and expenses were EUR 1,086 million versus EUR 45 million last year. Again, the gain on the sale of JDS Uniphase shares, amounting to EUR 1,207 million, was the main reason for the increase.

The tax burden has been  determined at a tentative  rate of 20%. The gain on the sale of JDS Uniphase  shares is not taxable  which brings the overall tax burden to 12.9%, compared to 20% last year.

Philips' results relating to unconsolidated  companies rose to EUR 3,876 million against  EUR 140  million  last year.  The gain on the sale of ASML  shares (EUR
2,595  million),  the swap of Philips' equity in Beltone  Electronics  Inc. into shares of GN Great Nordic A/S (EUR 121 million),  and the TSMC related gain (EUR
680  million),  explains most of the increase.  Excluding  these one-off  items, operational  performance  still  improved  to EUR 480  million  against  EUR 140 million last year. Improvement came mainly from TSMC and LG.Philips LCD.

Minority  interests came to a loss of EUR 44 million compared with a loss of EUR
35 million last year,  reflecting  improved  performance at FEI/Micrion and at a number of joint ventures in China.

Net income  amounted to EUR 6,810  million (EUR 5.15 per share) versus EUR 1,112 million (EUR 0.80 per share) last year.

Trend per product sector (nine months)

In the Lighting sector, the nominal increase in sales was 11%, whilst comparable growth  came to 2%.  Asia  Pacific,  Eastern  Europe  and  Brazil  recorded  the strongest growth. Income from operations was EUR 492 million,  compared with EUR
447 million last year,  largely  attributable to an improved product mix. Strong price erosion was partly offset by positive currency influences.

Sales in the Consumer Electronics sector rose 19% in nominal terms, and 11% on a comparable basis. Sales volume increased 20%, countered by 9% price erosion. All product groups recorded strong growth.
Income from  operations  improved to EUR 298 million from EUR 135 million in the first  nine  months  of the  year,  mainly  due to the  turnaround  of  Consumer
Communications   and  higher  license  income.   Income  of  Mainstream  CE  was
approximately at the same level. Income in the third quarter, however, was up on last year's  corresponding  period. In Digital Networks,  positive  contribution from  certain  satellite  applications  was more than offset by  investments  in high-growth cable and terrestrial applications, especially in North America, and other digital projects.

The Domestic  Appliances  and Personal Care sector posted a nominal sales growth of 17% (9%  comparable  increase).  Male shaving  &  grooming  delivered the strongest  growth,  clearly  exceeding  the  market.  The sales  upturn was most predominant  in Asia  Pacific.  Income from  operations  reached EUR 162 million against EUR 131 million last year.

The  Components  sector  achieved  strong  nominal  sales  growth  of  30%.  The comparable  increase was 20%, resulting from a 25% rise in volume,  offset by 5%
price erosion (down from 10%).  The sector was  particularly  driven by vigorous growth in Optical Storage products.  North America and Europe posted the highest geographic growth rates.
Income from  operations  came to EUR 508 million  compared  with EUR 203 million last year.  This year's income  includes the EUR 309 million gain from AC&M, and EUR 98 million in restructuring costs, whilst last year included the EUR 169 million gain on the sale of Conventional Passive Components and a EUR 38 million restructuring charge for AMLCD Waalre. The turnaround in Optical Storage and the improved performance of Display Components account for the higher income.

Sales in the  Semiconductors  sector recorded a 61% nominal sales increase.  All businesses,  including VLSI,  contributed.  The comparable sales growth was 34%, composed of 37% volume  rise,  offset by 3% price  erosion  (down from 9%).  The sales increase was most dramatic in Asia Pacific and Europe.
Income from  operations more than doubled from EUR 447 million (14.2% of segment revenues)  last year to EUR 938  million  (19.2% of  segment  revenues),  due to strong sales growth, the strong dollar, and a higher contribution from VLSI.

Sales of the Medical  Systems  sector ended 19% above a year ago (4%  comparable growth) with North and Latin America the main contributors.  Order intake was up sharply in the third quarter.
Income  from  operations  increased  from  EUR 69  million  last  year to EUR 99 million. Strong sales growth in all regions,  except Asia Pacific,  contributed, as did ATL Ultrasound.  With effect from July, MedQuist was consolidated in this sector.

Sales at Origin ended 12% lower  against the year before,  both on a nominal and comparable basis, reflecting the slow market across the IT industry.
Income from  operations  came to a negative  EUR 9 million,  compared  with last
year's  positive  EUR  82  million,   resulting  from  the  lower  sales  level,
restructuring costs, and higher goodwill charges.

The  Miscellaneous  sector increased 18% in nominal and 15% in comparable terms.
The main drivers were FEI/Micrion, Machinefabrieken and Electronic Manufacturing
Technology (EMT).
Income from  operations  fell to a loss of EUR 84 million  from a loss of EUR 38 million,  primarily  due to  charges  in  connection  with the  sale of  Philips
Projects and restructuring charges at the Research Center.

In the segment  Unallocated  income was positively  impacted by reduced  pension costs of EUR 157 million.

Trend per geographic area (nine months)

Sales growth in Europe  continued  strongly  through the first nine months,  and ended 18% higher on a nominal  basis (16%  comparable).  The larger  part of the growth was attributable to Semiconductors,  Components and Consumer Electronics.
Eastern  Europe  increased  steeply  (+62%  comparable),   related  to  Consumer
Electronics  (Mainstream CE and Digital Networks),  Semiconductors and Lighting.
Germany continued to account for the strongest growth in Western Europe.
Sales in North America were up 19% nominally,  and 1% comparably.  Strong growth
in  Components  was  partly  offset  by  flat  sales  in  Consumer   Electronics
(Mainstream CE and Consumer Communications) and Lighting.
Sales in Latin  America were 24% higher in nominal terms and 13% on a comparable basis.  Solid  growth was  realized in most  sectors,  particularly  in Consumer
Electronics,  Components,  Semiconductors and Medical Systems.  DAP and Lighting
recorded  virtually  flat sales.  Brazil  continued  strong  sales  growth (+27%
comparable).
Sales in Asia Pacific  increased  nominally by 37% (19%  comparable).  The steep growth of the  second  quarter  continued  in the  third  quarter.  All  sectors contributed to the solid growth,  headed by  Semiconductors  (43%). On a country basis, sales growth was strongest in Singapore, Japan, China and Korea.

Income from  operations  improved in all  regions.  Europe  showed a very strong increase in income, driven by Semiconductors.  Including the gain on the sale of
AC&M,  Asia  Pacific  showed a doubling of income,  with  quarter-by-quarter improvement this year. North America saw a modest growth in income.

Balance sheet ratios and cash flows

Inventories  at the end of  September  2000 were 15.8% of sales,  lower than the
16.6% a year  earlier.  The  average  collection  period  of  outstanding  trade receivables  was the  equivalent  of 1.6  months of sales,  unchanged  from last quarter and one year ago.

Cash  provided by  operating  activities  in the first nine months  ended at EUR
1,018  million,  compared with EUR 466 million last year,  mainly as a result of much higher operating performance,  partly offset by higher cash requirements in working capital.

Cash  provided  by  investing  activities  was EUR 877  million,  as the sale of securities and activities exceeded capital  expenditures and acquisitions.  Last year,  cash used for  investing  activities  was EUR 3,310  million,  mainly the result of acquisitions.

The resulting cash flow surplus of EUR 1,895 million  compares with a deficit of
EUR 2,844 million in the same period of last year.

Employees

The number of employees at the end of September 2000 was 239,370, an increase of
12,452 over the comparable  position on January 1, 2000,  partly  resulting from the  acquisition  of MedQuist,  and increased  headcount at  Semiconductors  and
Components.

Subsequent Events

On August  28,  Philips  announced  its  intention  to merge its IT  subsidiary,
Origin, with Atos, a leading European e-services provider, creating Atos Origin.
The transaction is expected to be completed in the fourth quarter.

Outlook

As stated  earlier,  the year 2000 will be a record year in respect  of:  sales, income from operations and income from continuing  operations.  We will meet our financial  objectives  this year: RONA at 24% or better,  double-digit  earnings growth, and a positive cash flow.

October 17, 2000
Royal Philips Electronics

Board of Management

The  accompanying  financial  statements  are an integral part of this quarterly report.

Statements of income

in millions of euros (EUR) unless otherwise stated

Consolidated statements of income

                                             3rd quarter   January to September
                                           2000     1999      2000         1999

Sales                                     9,371    7,744    26,855       21,879

Ebitda                                    1,521      801     3,893        2,496

Income from operations                      945      352     2,332        1,220

Financial income and expenses               649        7     1,086           45

Income before taxes                       1,594      359     3,418        1,265

Income taxes                               (180)     (72)     (440)        (253)

Income after taxes                        1,414      287     2,978        1,012

Results relating to
  unconsolidated companies                  668       99     3,876          140

Minority interests                          (16)     (12)      (44)         (35)

Income from continuing operations         2,066      374     6,810        1,117

Extraordinary items - net                     -       (2)        -           (5)

Net income                                2,066      372     6,810        1,112

Basic earnings per common share in EUR
(after stock split):

- income from continuing operations        1.58     0.28      5.15         0.80

- net income                               1.58     0.28      5.15         0.80

'Safe Harbor'  Statement under the Private  Securities  Litigation Reform Act of
October 1995

This document  contains certain  forward-looking  statements with respect to the financial  condition,  results of operations and business of Philips and certain of the plans and  objectives  of Philips with  respect to these items.  By their nature,  forward-looking  statements  involve risk and uncertainty  because they relate to events and  depend on  circumstances  that will  occur in the  future.
There are a number of factors that could cause actual  results and  developments to differ  materially from those  expressed or implied by these  forward-looking statements.  These factors  include,  but are not limited to, levels of consumer and  business  spending  in major  economies,  changes  in  consumer  tastes and preferences, the levels of marketing and promotional expenditures by Philips and its  competitors,  raw materials and employee costs,  changes in future exchange and  interest  rates,  changes  in tax rates and future  business  combinations, acquisitions or  dispositions  and the rate of technical  changes.  Market share estimates  contained  in this  report  are  based  on  outside  sources  such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

Balance sheets and additional ratios

in millions of euros (EUR) unless otherwise stated

Consolidated balance sheets

                                                    2000        1999        1999
                                                Sept. 30,    Dec. 31,   Sept. 30,

Cash and cash equivalents                          1,795       2,331       1,718

Securities                                         1,468       1,523           -

Receivables                                        7,636       6,453       6,432

Inventories                                        5,759       4,566       5,053

Unconsolidated companies                           3,860       2,091       1,470

Other non-current financial assets                   511         340       1,770

Non-current receivables                            2,407       2,038       1,484

Property, plant and equipment                      8,729       7,332       7,099

Intangible assets                                  4,160       2,822       2,769

TOTAL ASSETS                                      36,325      29,496      27,795

Accounts payable and other liabilities             9,348       7,974       7,215

Debt                                               3,508       3,314       3,371

Provisions                                         3,631       3,118       3,062

Minority interests                                   471         333         301

Stockholders' equity                              19,367      14,757      13,846

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        36,325      29,496      27,795

Ratios

Stockholders' equity:

Per common share in EUR (after stock split)        15.09       11.08       10.42

Inventories as a % of sales                         15.8        14.5        16.6

Outstanding trade receivables, in months' sales      1.6         1.4         1.6

Number of common shares outstanding

(after stock split)

Shares in thousands                            1,283,309   1,331,601   1,329,394

Statements of cash flows

in millions of euros (EUR) unless otherwise stated

Consolidated statements of cash flows*

                                             3rd quarter   January to September
                                           2000     1999      2000         1999

Cash flows from operating
activities:

Net income                                2,066      372     6,810         1,112

Adjustments to reconcile net
  income to net cash provided by
  operating activities:

Depreciation and amortization               598      472     1,623         1,299

Net gain on sale of investments          (1,016)     (77)   (4,289)         (386)

Income unconsolidated companies            (691)    (122)   (1,171)         (124)

Minority interests                            9        7        33            21

Increase in working capital                (530)    (552)   (1,773)       (1,234)

Increase (decrease) in provisions            87      (20)      164          (117)

Other items                                (218)     220      (379)         (105)

Net cash provided by
  operating activities                      305      300     1,018           466

Cash flows from investing
activities:

Proceeds from the sale of securities        722        -     1,272             -

Net capital expenditures                   (829)    (449)   (1,884)       (1,072)

Proceeds (purchase) other
  non-current financial assets               (6)     (40)      (34)          (57)

Proceeds from sale of business/
  (purchase of business)                 (1,008)  (1,559)    1,523        (2,181)

Net cash provided by (used for)
  investing activities                   (1,121)  (2,048)      877        (3,310)

Cash flows before financing
  activities                               (816)  (1,748)    1,895        (2,844)

*  For a number of reasons,  principally the effects of translation  differences and consolidation  changes,  certain items in the statements of cash flows do not correspond to the  differences  between the balance sheet amounts for the respective items.

Statements of cash flows (continued)

in millions of euros (EUR) unless otherwise stated

Consolidated statements of cash flows (continued)*

                                             3rd quarter   January to September
                                           2000     1999      2000         1999

Cash flows before financing
activities                                 (816)  (1,748)    1,895        (2,844)

Cash flows from financing activities:

Increase (decrease) in debt                  (42)   (127)      (77)         (549)

Effect of other financial
  transactions                                 -      43         -           234

Treasury stock transactions                  (39)   (121)     (539)          (60)

Capital repayment to shareholders         (1,673)      -    (1,673)       (1,490)

Dividends paid                                 -       -      (399)         (361)

Net cash used for financing
  activities                              (1,754)   (205)   (2,688)       (2,226)

Cash used for continuing
  operations                              (2,570) (1,953)     (793)       (5,070)

Effect of changes in exchange rates
  and consolidations on cash positions       192      23       257           235

Cash and cash equivalents at
  beginning of the period                  4,173   3,648     2,331         6,553

Cash and cash equivalents at end
  of period                                1,795   1,718     1,795         1,718

*  For a number of reasons,  principally the effects of translation  differences and consolidation  changes,  certain items in the statements of cash flows do not correspond to the  differences  between the balance sheet amounts for the respective items.

                         Product sectors

                         in millions of euros (EUR) unless otherwise stated

Segment revenues and income from operations

                                                                 3rd quarter
                                                            2000                                          1999
                        segment   Ebitda       income    as % of    segment   Ebitda        income     as % of
                       revenues           (loss) from    segment   revenues            (loss) from     segment
                                           operations   revenues                        operations    revenues

Lighting                  1,230      174          125       10.2      1,118      175           131        11.7

Consumer Electronics*     3,684      172           95        2.6      3,094      134            72         2.3

DAP                         493       82           62       12.6        428       79            63        14.7

Components                1,628      386          281       17.3      1,397      113            28         2.0

Semiconductors            1,819      590          373       20.5      1,173      307           154        13.1

Medical Systems             739       81           35        4.7        589       52            33         5.6

Origin                      340       13           (6)      (1.8)       432       42            17         3.9

Miscellaneous               467       33            7        1.5        384       (3)          (37)       (9.6)

Unallocated                          (10)         (27)                           (98)         (109)

TOTAL                    10,400    1,521          945                 8,615      801           352

Intersegment revenues    (1,029)                                       (871)

Sales                     9,371                                       7,744

Income from operations
  as a % of sales                                           10.1                                           4.5

* of which:

  Mainstream CE           2,275       86           41        1.8      1,958       58            27         1.4

  Consumer
    Communications          532       18            0          -        470       (2)          (13)       (2.8)

  Digital Networks          205      (22)         (23)     (11.2)       170      (20)          (22)      (12.9)

  Specialty Products        533       18            5        0.9        493       35            16         3.2

  Licenses                   84       72           72       85.7         73       63            64        87.7

  Intrasegment revenues      55**      -            -          -        (70)       -             -           -

  Consumer Electronics    3,684      172           95        2.6      3,094      134            72         2.3

 ** Includes reclassification of EUR 90 million relating to January-June 2000.

                         Product sectors (continued)

                         in millions of euros (EUR) unless otherwise stated

SEGMENT REVENUES AND INCOME FROM OPERATIONS

                                                       January to September
                                                            2000                                          1999
                        segment   Ebitda       income    as % of    segment   Ebitda        income     as % of
                       revenues           (loss) from    segment   revenues            (loss) from     segment
                                           operations   revenues                        operations    revenues

Lighting                  3,684      633          492       13.4      3,333      572           447        13.4

Consumer Electronics*    10,314      518          298        2.9      8,720      314           135         1.5

DAP                       1,346      217          162       12.0      1,158      178           131        11.3

Components                4,768      789          508       10.7      3,802      480           203         5.3

Semiconductors            4,879    1,506          938       19.2      3,156      857           447        14.2

Medical Systems           2,002      187           99        4.9      1,681      127            69         4.1

Origin                    1,164       63           (9)      (0.8)     1,297      148            82         6.3

Miscellaneous             1,363       (4)         (84)      (6.2)     1,224       46           (38)       (3.1)

Unallocated                          (16)         (72)                          (226)         (256)

TOTAL                    29,520    3,893        2,332                24,371    2,496         1,220

Intersegment revenues    (2,665)                                     (2,492)

Sales                    26,855                                      21,879

Income from operations
  as a % of sales                                            8.7                                           5.6

* of which:

  Mainstream CE          6,267       170           46        0.7      5,524      149            55         1.0

  Consumer
    Communications       1,555        77           34        2.2      1,278      (43)          (71)       (5.6)

  Digital Networks         574       (69)         (73)     (12.7)       496      (65)          (71)      (14.3)

  Specialty Products     1,703        77           28        1.6      1,424       86            35         2.5

  Licenses                 309       263          263       85.1        213      187           187        87.8

  Intrasegment revenues     (94)          -            -          -       (215)       -             -           -

  Consumer Electronics   10,314      518          298        2.9      8,720      314           135         1.5

                         Product sectors and main countries

                         in millions of euros (EUR) unless otherwise stated

Sales and total assets

                              Sales (to third parties)            total assets**
                             January to September 2000       2000       1999        1999
                                              % growth   Sept. 30,   Dec. 31,   Sept. 30,
                         amount   nominal   comparable*

Lighting                  3,651        11            2      3,096      2,849       2,750

Consumer Electronics     10,194        19           11      5,651      4,683       4,882

DAP                       1,329        17            9        892        777         840

Components                3,462        30           20      5,906      5,179       4,960

Semiconductors            4,192        61           34      8,231      5,188       4,777

Medical Systems           2,000        19            4      3,606      1,840       1,811

Origin                      717       (12)         (12)       692        683         662

Miscellaneous             1,310        18           15      1,442      1,545       1,381

Unallocated                                                 6,809      6,752       5,732

TOTAL                    26,855        23           12     36,325     29,496      27,795

Sales and fixed assets

                              Sales (to third parties)      (in) tangible fixed assets
                             January to September 2000       2000       1999        1999
                                              % growth   Sept. 30,   Dec. 31,   Sept. 30,
                         amount   nominal   comparable*

Netherlands               1,267         6            7      1,889      1,811       1,782

United States             6,359        19            0      4,618      2,476       2,382

Germany                   2,384        26           26        624        632         622

France                    1,570        19           17        450        392         405

United Kingdom            1,506         7           (1)       330        321         316

China (incl. Hong Kong)   1,923        37           20        775        635         596

Other countries          11,846        27           18      4,203      3,887       3,765

TOTAL                    26,855        23           12     12,889     10,154       9,868

*  Adjusted  for the  effects of changes in  consolidations  and  exchange  rate movements

** Includes bookvalue of unconsolidated companies and intangible assets

                         Geographic areas

                         in millions of euros (EUR) unless otherwise stated

Segment revenues and income from operations

                                                                  3rd quarter
                                                             2000                                          1999
                         segment   Ebitda       income    as % of    segment   Ebitda        income     as % of
                        revenues           (loss) from    segment   revenues            (loss) from     segment
                                            operations   revenues                        operations    revenues

Netherlands                3,903      506          398       10.2      3,103      227           133         4.3

Europe excl. Netherlands   4,793      279          140        2.9      3,957      205            80         2.0

USA and Canada             3,055      213           38        1.2      2,524      114            (4)       (0.2)

Latin America                531       31           10        1.9        435       25            11         2.5

Africa                        49        2            1        2.0         24        1             0           -

Asia                       3,903      499          368        9.4      2,837      229           132         4.7

Australia and New
Zealand                      118       (9)         (10)      (8.5)        96        0             0           -

Total                     16,352    1,521          945                12,976      801           352

Intersegment revenues     (6,981)                                     (5,232)

Sales                      9,371                                       7,744

Income from operations
  as a % of sales                                            10.1                                           4.5

                                                        January to September
                                                             2000                                          1999
                         segment   Ebitda       income    as % of    segment   Ebitda        income     as % of
                        revenues           (loss) from    segment   revenues            (loss) from     segment
                                            operations   revenues                        operations    revenues

Netherlands               11,402    1,274          945        8.3      8,841      787           491          5.6

Europe excl. Netherlands  14,177      986          581        4.1     11,477      711           348          3.0

USA and Canada             8,199      496           82        1.0      6,592      343            49          0.7

Latin America              1,419       92           43        3.0      1,136       35            (6)        (0.5)

Africa                       114        4            2        1.8         75        3             1          1.3

Asia                      10,652    1,061          701        6.6      7,841      615           337          4.3

Australia and New
  Zealand                    309      (20)         (22)      (7.1)       311        2             0            -

Total                     46,272    3,893        2,332                36,273    2,496         1,220

Intersegment revenues    (19,417)                                    (14,394)

Sales                     26,855                                      21,879

Income from operations
  as a % of sales                                             8.7                                            5.6

                         Philips quarterly statistics

                         in millions of euros (EUR) unless otherwise stated;
                         percentage increases always in relation to the corresponding period of previous year

                                                                           1999                                                2000
                             1st quarter  2nd quarter  3rd quarter  4th quarter  1st quarter  2nd quarter  3rd quarter  4th quarter

Sales                              6,837        7,298        7,744        9,580        8,329        9,155        9,371
  % increase                          (3)          (2)           6           11           22           25           21

Ebitda                               915          780          801        1,059        1,147        1,225        1,521
  as % of sales                     13.4         10.7         10.3         11.1         13.8         13.4         16.2
  % increase                          23           (8)          29          193           25           57           90

Income from operations (Ebit)        549          319          352          531          663          724          945
  as % of sales                      8.0          4.4          4.5          5.5          8.0          7.9         10.1
  % increase                          47          (32)          52            .           21          127          168

Income from continuing
  operations                         469          274          374          687        1,140        3,604        2,066
  % increase                          46          (28)         154            .          143        1,215          452
  per common share (in EUR)
  (after stock split)               0.32         0.20         0.28         0.51         0.86         2.71         1.58

Net income                           469          271          372          687        1,140        3,604        2,066
  % increase                         (34)         (42)          93          (85)         143        1,230          455
  per common share (in EUR)
  (after stock split)               0.32         0.20         0.28         0.51         0.86         2.71         1.58

                                January-     January-     January-     January-     January-     January-      January-    January-
                                   March         June    September     December        March         June     September    December

Sales                              6,837       14,135       21,879       31,459        8,329       17,484        26,855
  % increase                          (3)          (3)           0            3           22           24            23

Ebitda                               915        1,695        2,496        3,555        1,147        2,372         3,893
  as % of sales                     13.4         12.0         11.4         11.3         13.8         13.6          14.5
  % increase                          23            7           13           38           25           40            56

Income from operations (Ebit)        549          868        1,220        1,751          663        1,387         2,332
  as % of sales                      8.0          6.1          5.6          5.6          8.0          7.9           8.7
  % increase                          47            3           14          156           21           60            91
  as a % of net operating capital
  (RONA)                            24.1         18.3         16.4         17.5         25.1         25.3          27.4

Income from continuing
  operations                         469          743        1,117        1,804        1,140        4,744         6,810
  as a % of stockholders' equity
  (ROE)                             17.7         12.6         11.7         12.6         31.2         62.1          56.5
  per common share (in EUR)
  (after stock split)               0.32         0.52         0.80         1.31         0.86         3.57          5.15

Net income                           469          740        1,112        1,799        1,140        4,744         6,810
  % increase                         (34)         (37)         (19)         (70)         143          541           512
  per common share (in EUR)
  (after stock split)               0.32         0.52         0.80         1.31         0.86         3.57          5.15

                                                             Period ending 1999                                  Period ending 2000

Inventories as % of sales           15.6         16.4         16.6         14.5         14.5         14.7          15.8
Average collection period of trade
  receivables in months' sales       1.6          1.6          1.6          1.4          1.6          1.6           1.6
Net debt : group equity ratio          *            *        10:90         6:94         4:96            *          8:92
Total employees (in thousands)       229          228          231          227          229          232           239

              * Not meaningful: net cash exceeded the debt level.

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